PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec completes recapitalization

Montreal, Quebec, February 29, 2008 – Tembec Inc. (“Tembec”) announces the completion of the recapitalization transaction presented on December 19, 2007 and outlined in the Management Proxy Circular dated January 25, 2008 (the “Recapitalization”).

Commencing on Monday, March 3, 2008, new common shares of Tembec will be listed on the Toronto Stock Exchange (TSX) under the stock symbol “TMB”.  Warrants will also be listed and will trade under the symbol “TMB.WT”.

Further information concerning the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and Tembec’s website (www.tembec.com).

Tembec is a large, diversified and integrated forest products company which stands as the global leader in sustainable forest management practices. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s new common shares will be listed on the Toronto Stock Exchange under the symbol TMB and warrants under TMB.WT. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes “forward-looking statements” within the meaning of securities laws.  Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as “will”, “anticipate”, “estimate”, “expect”, and “project” or variations of such words.  These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments.  Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States.  Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Information :

Michel J. Dumas	Richard Fahey
Executive Vice President,	Vice President,
Finance and Chief Financial Officer	Communications and Public Affairs
Tel.: 819-627-4268	Tel.: 514-871-2304
michel.dumas@tembec.com	richard.fahey@tembec.com